Exhibit 2.1

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”) dated as of April 16, 2015 is by and between AMERICAN CENTURY TRANSPORT LLC, a Delaware limited liability company (“Buyer”) and AMERICAN ENERGY CORPORATION, an Ohio corporation (“Seller”). Buyer and Seller are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, Seller owns, leases, or otherwise controls tracts of real property upon which is situated two (2) coal preparation plants and related coal handling assets at the Century Mine situated in Belmont and Monroe Counties, Ohio, as described in the tract description and as depicted on the diagram attached hereto as Exhibit A (collectively, the “Mining and Transportation Assets”);

WHEREAS, Foresight Energy LP, a Delaware limited partnership (“FELP), is the indirect owner of one hundred percent of the membership units of Buyer;

WHEREAS, Seller desires to sell the Mining and Transportation Assets to Buyer, and Buyer desires, subject to receipt of approval from the Conflicts Committee of the Board of Directors of Foresight Energy GP LLC, FELP’s general partner (the “Conflicts Committee”), to purchase the Mining and Transportation Assets from Seller in exchange for the Purchase Price, and in accordance with the terms and conditions of this Agreement; and

WHEREAS, in the event the transactions contemplated in this Agreement are not approved by the Conflicts Committee, then Foresight Reserves, LP, a Nevada limited partnership and an Affiliate of Buyer (“Reserves”), shall have the right to purchase the Mining and Transportation Assets from Seller pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual promises contained herein, the benefits to be derived by each Party hereunder and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATIONS

1.1 Definitions. Unless otherwise provided to the contrary in this Agreement, capitalized terms in this Agreement shall have the meanings set forth in the attached Exhibit B.

1.2 Interpretations. Unless expressly provided for elsewhere in this Agreement, this Agreement shall be interpreted in accordance with the following provisions:

(a) Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

(b) If a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(c) The headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. All references in this Agreement to articles, sections or subdivisions hereof shall refer to the corresponding article, section or subdivision of this Agreement unless specific reference is made to such articles, sections, or subdivisions of another document or instrument.

(d) A reference to any agreement or document (including a reference to this Agreement) is to the agreement or document as amended, varied, supplemented, novated or replaced. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(e) A reference to legislation or to a provision of legislation includes a modification or reenactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(f) The word “including” shall mean including without limitation.

ARTICLE 2

PURCHASE AND SALE OF ASSETS

2.1 Purchase and Sale of Assets. Subject to the terms and conditions of this Agreement (including the conditions precedent set forth in Section 2.4), Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, all of Seller’s right, title and interest in the following (collectively, the “Assets”):

(a) the Mining and Transportation Assets; and

(b) the Mining and Transportation Assets Records.

2.2 Purchase Price. The “Purchase Price” to be delivered by Buyer for the Assets shall be Sixty Three Million Dollars ($63,000,000). Payment shall be made at the Closing by a wire transfer of immediately available U.S. funds to the account of Seller designated by it by notice in writing at least three (3) business days prior to the Closing Date.

2.3 The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the date hereof (the “Closing Date”), and at such place as agreed by Seller and Buyer. All of the deliveries of documents that are contemplated by this Agreement to be made at the Closing shall be delivered to the applicable Party or Parties by (i) in person delivery, (ii) overnight courier service for delivery on the Closing Date or (iii) electronic mail on the Closing Date, with original executed documents delivered on the next succeeding business day. Any documents to be delivered to a Party on the Closing Date will be delivered and held in escrow until the Parties communicate via telephone to confirm delivery of all documents and consummation of all other actions contemplated by this Article 2.

2.4 Conditions to Obligation to Close. Buyer’s obligation to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction (or waiver) of the following conditions:

(a) Buyer has verified that (i) the Mining and Transportation Assets are free from material defects; and (ii) normal operation of the Mining and Transportation Assets has commenced and is continuing.

(b) On the Closing Date (i) Seller must not be in breach of or have previously breached any of the warranties or covenants given by Seller under this Agreement, and (ii) all representations and warranties given by Seller under this Agreement must be true and correct in all material respects.

(c) The documents required to be delivered by Seller pursuant to Section 2.6(a) have been delivered.

(d) Seller has obtained releases of any Encumbrances on the Assets, including releases of each mortgage of record, and has provided reasonable evidence satisfactory to Buyer that the Assets sold under this Agreement are free and clear of Encumbrances, other than as permitted under this Agreement. All such Encumbrances are set forth in Schedule 2.4(d).

(e) Buyer’s purchase of the Assets pursuant to this Agreement has been approved by the Conflicts Committee.

2.5 Substitution of Buyer. In the event the Conflicts Committee does not approve Buyer’s purchase of the Assets pursuant to the terms of this Agreement, Buyer shall provide prompt written notice to Seller and Reserves. Reserves shall have the right to be substituted as the “Buyer” in this Agreement (and as the counterparty to the Transaction Documents) by notifying Seller in writing of its intent to purchase the Assets in place of Buyer within two (2) days of Buyer’s notice that the Conflicts Committee declined to approve the transactions contemplated in this Agreement. Upon Reserves’ exercise of its right to purchase the Assets, the Parties shall execute a written acknowledgment substituting Reserves as the Buyer, and Reserves and Seller shall consummate the transactions contemplated in this Agreement subject to the conditions and pursuant to the terms and conditions herein.

2.6 Deliveries at the Closing. At the Closing:

(a) Seller will:

(i) execute and deliver to Buyer the Lease Agreement in substantially the form attached as Exhibit C (the “Lease Agreement”);

(ii) execute and deliver to Buyer the Mining and Transportation Assets Bill of Sale in substantially the form attached as Exhibit D (the “Mining and Transportation Assets Bill of Sale”), transferring to Buyer title to the Mining and Transportation Asset and the Mining and Transportation Assets Records;

(iii) deliver to Buyer Seller’s executed counterpart to any other Transaction Document to which Seller is a party;

(iv) deliver to Buyer possession of the Assets;

(v) deliver to Buyer the certificate required by Section 7.8 hereof;

(vi) deliver to Buyer copies of the Required Consents, which shall be on terms reasonably acceptable to Buyer. All such Required Consents are set forth in Schedule 2.6(a)(vi); and

(vii) execute and deliver to Buyer a special warranty deed in a form acceptable to Buyer conveying all real property included in the Mining and Transportation Assets to Buyer with special warranty of title, and free and clear of all Encumbrances except for any Permitted Encumbrances.

(b) Buyer will:

(i) execute and deliver to Seller the Lease Agreement;

(ii) execute and deliver to Seller Buyer’s executed counterpart to any other Transaction Document to which Buyer is a party; and

(iii) deliver the Purchase Price to Seller in accordance with Section 2.2.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

3.1 Representations as to Seller and Transaction. Seller represents and warrants to Buyer, as follows (such representations and warranties being deemed to be made as of the date hereof):

(a) Organization; Qualification. Seller is a corporation duly incorporated or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and is duly qualified and licensed, as may be required, and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification and licensing necessary, other than in such jurisdictions where the failure so to be qualified and licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Seller.

(b) Authorization of Transaction. Seller has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents, to consummate the transactions contemplated by this Agreement and such Transaction Documents and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite corporate action of Seller. This

Agreement and all other Transaction Documents required hereunder to be executed and delivered by Seller have been duly executed and delivered by Seller. This Agreement and the other Transaction Documents constitute the valid and legally binding obligations of Seller enforceable against Seller in accordance with their respective terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Noncontravention. Neither the execution and delivery of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby by Seller, will, with or without the passage of time or the giving of notice or both (i) violate or conflict with any Laws, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Seller or any of the Assets is subject or any provision of Seller’s Organizational Documents, (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which Seller or any of its assets (including the Assets) is subject or bound, except where the violation, conflict, breach, default, right to accelerate, terminate, modify or cancel or failure to give notice could not reasonably be expected to have a Material Adverse Effect on Seller or (iii) result in the creation or imposition of any Encumbrance.

(d) Consents. Seller is not required to give notice to, make any filing with, or obtain any authorization, consent, or approval of any Person for Seller to execute and deliver this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby or thereby, other than those that have been given, made or obtained as of the date of this Agreement (“Required Consents”).

(e) Brokers’ Fees. Neither Seller nor any of its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement, including any for which the Buyer or its Affiliates could become liable or obligated.

(f) Solvency. As of the date of this Agreement, and after consummation of the transactions contemplated by this Agreement, Seller is not, and will not be, insolvent or unable to pay its debts nor has it, or will it have, made a general assignment with or for the benefit of its creditors, and no proceeding under any bankruptcy, insolvency or reorganization Law has been, or will have been, commenced by or with respect to Seller.

3.2 Representations and Warranties Concerning the Assets. Seller represents and warrants to Buyer, as follows (such representations and warranties being deemed to be made as of the date hereof):

(a) Title to the Assets. The Assets are free and clear of all Encumbrances, except for Permitted Encumbrances. Exhibit A contains a true and complete legal description of the real property included in the Assets, and a true and complete depiction of the Mining and Transportation Assets.

(b) No Adverse Claims. There are no adverse claims to any of the Assets except for (i) Permitted Encumbrances and (ii) those claims which could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets. There are no eminent domain, zoning or condemnation proceedings pending, or to Seller’s Knowledge, threatened against any of the Assets except such proceedings that could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets.

(c) Tax Matters. Except as could not reasonably be expected to have a Material Adverse Effect on Seller:

(i) There is no dispute or claim concerning any Tax liability with respect to the Assets claimed or raised by any Taxing Authority.

(ii) There are no outstanding agreements or waivers extending the statutory period of limitations applicable to any Tax Returns required to be filed by or with respect to the Assets or for which Buyer or its Affiliates may be responsible.

(iii) Seller has filed all Tax Returns with respect to the Assets that were required to be filed and such Tax Returns (with respect to such Assets) are accurate. All Taxes shown as due with respect to the Assets on any such Tax Returns have been paid and no penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax. No Tax Return is now under audit or examination by any Taxing Authority.

(iv) To Seller’s Knowledge, all of the Assets that are subject to property Tax have been properly listed and described on the property Tax rolls for the taxing units in which the Assets are located for all periods prior to and including the Closing Date and no portion of the Assets constitutes omitted property for property Tax purposes.

(d) Litigation. None of the Assets (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is the subject of any pending, or to Seller’s Knowledge, threatened claim or demand by notice of violation or liability from, or action, suit, proceeding, hearing or investigation of, in, or before, any Person, except where any of the foregoing could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets.

(e) Environmental Matters.

(i) With respect to the Assets, Seller and each lessee, licensee or contractor of Seller, have been and are in compliance with all applicable federal, state and local Laws (including common law) relating to the protection of the environment as in effect on or before the date of this Agreement, including SMCRA, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. Section 6901, et seq., the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq., the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq., and the Oil Pollution Act of 1990, 33 U.S.C. Section 2701, et seq. and the statutes, regulations, rules and orders of all agencies responsible for supervision and enforcement of environmental and mining laws of the State of Ohio (collectively, the “Environmental Laws” and individually an “Environmental Law”), except for such instances of noncompliance that could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets.

(ii) Except as could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets, neither Seller nor its Affiliates has incurred or received notice of, any claims, liabilities, losses, costs, damages or expenses (including attorneys’ fees) with respect to the Assets arising under any Environmental Laws.

(iii) Except as could not be reasonably expected to have a Material Adverse Effect on Seller or the Assets, (A) there are no pending or, to Seller’s Knowledge, threatened claims, demands, notices of violation or liability, actions, suits, proceedings, hearings or investigations with respect to the Assets under any Environmental Laws, and (B) none of the Assets is subject to any outstanding injunction, judgment, order, decree, ruling or charge under any Environmental Laws.

(iv) Neither Seller nor any of its Affiliates has received any notice that Seller or its Affiliates or its predecessors in title with respect to the Assets is or may be a potentially responsible party under CERCLA or any analogous state Law in connection with any site actually or allegedly containing or used for the treatment, storage or disposal of Hazardous Substances.

(f) Compliance with Law. To Seller’s Knowledge, Seller has complied, and is in compliance, in each case, in all material respects with all applicable Laws respecting its ownership of the Assets.

(g) Authorizations and Approvals. To Seller’s Knowledge, Seller has obtained all authorizations, consents, and approvals, and has made all filings and notifications and maintained all information, documentation and records, required of Seller under applicable Laws including Environmental Laws with respect to the Assets and all such authorizations, consents, approvals, filings and notifications are in full force and effect, except for such matters that could not reasonably be expected to have a Material Adverse Effect on Seller or the Assets.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BUYER

4.1 Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller as follows (such representations and warranties being deemed to be made as of the date hereof):

(a) Organization. Buyer is a limited liability company duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and licensed, as may be required, and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification and licensing necessary, other than in such jurisdictions where the failure so to be qualified and licensed would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Buyer.

(b) Authorization of Transaction. Buyer has full limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which Buyer is a party, to consummate the transactions contemplated by this Agreement and such Transaction Documents and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which Buyer is a party and the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action, limited liability company and otherwise, on the part of Buyer. This Agreement and all other Transaction Documents required hereunder to be executed and delivered by Buyer have been duly executed and delivered by Buyer. This Agreement and the other Transaction Documents to which Buyer is a party constitute the valid and legally binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms and conditions, subject, however, to the effects of bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, and to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) Noncontravention. Assuming the Required Consents have been given, made or obtained, neither the execution and delivery of this Agreement or any of the other Transaction Documents to which Buyer is a party, nor the consummation of the transactions contemplated hereby or thereby by Buyer, will (i) violate or conflict with any Laws, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any Governmental Authority to which Buyer is subject or any provision of Buyer’s Organizational Documents or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which Buyer or its assets is subject or bound, except where the violation, conflict, breach, default, right to accelerate, terminate, modify or cancel or failure to give notice would not reasonably be expected to have a Material Adverse Effect on Buyer.

(d) Consents. Except for the approval of the Conflicts Committee for the purchase of the Assets and the execution of the Transaction Documents by Buyer, Buyer is not required to give notice to, make any filing with, or obtain any authorization, consent, or approval of any Person for Buyer to execute and deliver this Agreement and the other Transaction Documents to which Buyer is a party or to consummate the transactions contemplated hereby or thereby, other than (i) such filings and/or notices as may be required under the Securities Act or the Exchange Act; (ii) filings with the NYSE; (iii) such filings and approvals as may be required by any applicable state securities or “blue sky” laws, which will be made prior to the Closing (other than any that are customarily made after the closing of transactions of this type), and (iv) those that have been given, made or obtained as of the date of this Agreement.

(e) Brokers’ Fees. Neither Buyer, nor any of its Affiliates has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement, including any for which Seller or its Affiliates could become liable or obligated.

(f) Solvency. As of the date of this Agreement, and after consummation of the transactions contemplated by this Agreement, Buyer is solvent and able to pay its debts and Buyer has not made a general assignment with or for the benefit of its creditors, and no proceeding under any bankruptcy, insolvency or reorganization Law has been commenced by or with respect to Buyer.

ARTICLE 5

COVENANTS

5.1 Cooperation and Reasonable Efforts. The Parties agree that from time to time after the Closing Date (a) they will execute and deliver (or cause their respective Affiliates to execute and deliver) such further instruments, and take (or cause their respective Affiliates to take) such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement and the other Transaction Documents and (b) they will (or will cause their respective Affiliates to) pay over to or reimburse any other Party for any revenue received, tax paid or refunded or other expense paid or amount received that is properly payable to such other Party based upon the ownership of the Assets at the time such payment, right or obligation accrued or was received. Any such further action described in clause (a) shall be made at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Article 6). Seller agrees to cooperate with Buyer from time to time after the Closing Date to the extent necessary to prepare, execute and record a special warranty deed for the real property conveyed with the Mining and Transportation Assets recordable with the Belmont and Monroe County Recorders’ offices. The parties shall cooperate with one another to arrive at legal descriptions or to take any other acts necessary from time to time after the Closing Date to effectuate the provisions of this Agreement.

5.2 Possession and Retention of and Access to the Mining and Transportation Assets Records. At the Closing, Seller will retain possession of all Mining and Transportation Assets Records and make them available for Buyer’s use. Seller agrees (a) to hold the Mining and Transportation Assets Records and not to destroy or dispose of any portion thereof for a period of five (5) years from the Closing Date or such longer period as may be required by Law, provided that at any time after such period, if it desires to destroy or dispose of such Mining and Transportation Assets Records, it will first offer in writing at least sixty (60) days before such destruction or disposition to surrender them to Buyer and if Buyer or its successors and permitted assigns do not accept such offer within sixty (60) days after receipt of such offer, Seller may take such action, and (b) following the Closing Date, to afford Buyer and its successors and permitted assigns and any of their employees, accountants, and counsel, at Buyer’s own risk and expense, during normal business hours, upon reasonable request, full access to the Mining and Transportation Assets Records and to Seller’s employees; provided that such access will not be construed to require the disclosure of Mining and Transportation Assets Records that would cause the waiver of any attorney-client, work product or like privilege; and provided, further, that in the event of any litigation nothing herein shall limit any Party’s rights of discovery under applicable Law. Nothing herein shall impose any liability upon Seller in the event of destruction or loss of any Mining and Transportation Assets and Records as a result of casualty.

ARTICLE 6

REMEDIES FOR BREACHES OF AGREEMENT

6.1 Survival of Representations, Warranties and Covenants. The representations and warranties of Seller contained in Article 3 or in any other Transaction Document delivered by Seller pursuant hereto shall survive the Closing under this Agreement for a period of two years after the Closing Date except for those in Section 3.2(c) which shall survive until 60 days after the expiration of all applicable statutes of limitation and those in Section 3.1(a), Section 3.1(b), Section 3.1(e) and Section 3.2(a) (the representations and warranties of Seller contained in such Sections, the “Fundamental Seller Representations”) which shall survive indefinitely. The representations and warranties of Buyer contained in Article 4 or in any other Transaction Document delivered by Buyer pursuant hereto shall survive the Closing for a period of two years after the Closing Date other than those in Section 4.1(a), Section 4.1(b) and Section 4.1(e) (the representations and warranties of Buyer contained in such Sections, the “Fundamental Buyer Representations”), which shall survive indefinitely. The covenants contained in this Agreement or the other Transaction Documents to be performed after the Closing shall survive the Closing indefinitely. The right to make claims for indemnification or reimbursement based upon any covenant to be performed or completed after the Closing Date will survive the Closing for a period of five years or until 60 days after the expiration of the term of such covenant, whichever is later.

6.2 Indemnification Provisions for Benefit of Buyer.

(a) Seller shall indemnify and hold Buyer Indemnitees harmless from and against any and all Adverse Consequences whatsoever arising out of or resulting from:

(i) Any breach of a warranty or representation by Seller contained herein (other than the Fundamental Seller Representations) or in any other Transaction Document to the extent that and only to the extent that (A) there is an applicable survival period pursuant to Section 6.1 with respect to such warranty or representation; and (B) Buyer makes a written claim for indemnification against Seller pursuant to Section 8.6 within such survival period;

(ii) Any breach of a Fundamental Seller Representation by Seller or the nonperformance by Seller of any covenant or obligation to be performed by Seller hereunder;

(iii) Any liability or claim arising out of the ownership, conduct or operation of the Assets prior to the Closing; and

(iv) Any claim which may be asserted against Buyer or any of the Assets by any third party or Seller’s current or former employees, independent contractors, their employees, or agents with respect to liabilities incurred by or on Seller’s behalf prior to the Closing, whether covered by a collective bargaining agreement or not, including labor costs, severance pay, pension benefits, employee benefits, workers’ compensation, vacation and holiday benefits, sick pay, multiemployer withdrawal liability, any and all employee benefits, and any other costs associated therewith.

(b) Limitations of Indemnification. The following limitations shall apply with regard to Seller’s obligations to indemnify Buyer Indemnitees pursuant to this Section 6.2:

(i) Seller’s and its Affiliates’ aggregate liability under Section 6.2(a)(i) of this Agreement shall not exceed $7,500,000 (the “Liability Cap”). The limitations on the indemnification obligations set forth in the prior sentence shall not apply to Adverse Consequences resulting from fraud or willful misconduct by Seller or its Affiliates.

(ii) Seller and its Affiliates will have no liability under Section 6.2(a)(i) of this Agreement unless and until the aggregate Adverse Consequences for which Buyer Indemnitees are entitled to recover under Section 6.2(a)(i) of this Agreement exceed $500,000 (the “Threshold Amount”); provided, however, once such amount exceeds the Threshold Amount, Buyer Indemnitees will be entitled to recover all amounts to which they are entitled in excess of the Threshold Amount, subject to the limitations set forth in (i) above.

(iii) Buyer acknowledges and agrees that the indemnification provisions in this Article 6 shall be the exclusive remedies of Buyer Indemnitees with respect to the transactions contemplated by this Agreement.

(iv) Any claim that may be brought under Section 6.2(a)(ii), Section 6.2(a)(iii) or Section 6.2(a)(iv), regardless of whether it may also be brought under Section 6.2(a)(i), shall not be subject to any limitation specified in Section 6.2(b)(i) or Section 6.2(b)(ii).

6.3 Indemnification Provisions for Benefit of Seller.

(a) Buyer shall indemnify and hold Seller harmless from and against all Adverse Consequences whatsoever arising out of or resulting from:

(i) Any breach of a warranty or representation by Buyer contained herein (other than the Fundamental Buyer Representations) or in any other Transaction Document to the extent that and only to the extent that (A) there is an applicable survival period pursuant to Section 6.1 with respect to such warranty or representation; and (B) Seller makes a written claim for indemnification against Buyer pursuant to Section 8.6 within such survival period;

(ii) Any breach of a Fundamental Buyer Representation by Buyer or the nonperformance by Buyer of any covenant or obligation to be performed by Buyer hereunder, other than with respect to Adverse Consequences arising as a result of a breach by Seller of any warranty, representation, covenant or obligation contained herein or in any other Transaction Documents; and

(iii) Any liability arising out of the ownership, conduct or operation of the Assets from and after the Closing other than with respect to Adverse Consequences arising as a result of a breach by Seller of any warranty, representation, covenant or obligation contained herein or in any other Transaction Documents.

(b) Limitations of Indemnification. The following limitations shall apply with regard to the Buyer’s obligations to indemnify Seller Indemnitees pursuant to this Section 6.3:

(i) Buyer’s and its Affiliates’ aggregate liability under Section 6.3(a)(i) of this Agreement shall not exceed the Liability Cap. The limitations on the indemnification obligations set forth in the prior sentence shall not apply to Adverse Consequences resulting from fraud or willful misconduct by Buyer or its Affiliates or to Seller’s right to payment of the full Purchase Price pursuant to the terms and conditions of this Agreement.

(ii) Buyer and its Affiliates will have no liability under Section 6.3(a)(i) of this Agreement unless and until the aggregate Adverse Consequences for which Seller Indemnitees are entitled to recover under Section 6.3(a)(i) of this Agreement exceed the Threshold Amount; provided, however, once such amount exceeds the Threshold Amount, Seller Indemnitees will be entitled to recover all amounts to which they are entitled in excess of the Threshold Amount, subject to the limitations set forth in (i) above, provided, further, that such Threshold Amount shall not apply to Seller’s right to the payment of the full Purchase Price pursuant to the terms and conditions of this Agreement.

(iii) Seller acknowledges and agrees that the indemnification provisions in this Article 6 shall be the exclusive remedies of the Seller Indemnitees with respect to the transactions contemplated by this Agreement.

(iv) Any claim that may be brought under Section 6.3(a)(ii) or Section 6.3(a)(iii), regardless of whether it may also be brought under Section 6.3(a)(i), shall not be subject to any limitation in Section 6.3(b)(i) or Section 6.3(b)(ii).

6.4 Determination of Adverse Consequences. Notwithstanding anything to the contrary in this Agreement:

(a) Seller may not assert, and Seller shall be deemed to have waived in full, any claim with respect to a breach of a representation, warranty, covenant or agreement contained herein if, to Seller’s Knowledge, such breach existed prior to the Closing Date but such Party nevertheless proceeded with the Closing;

(b) Buyer may not assert, and Buyer shall be deemed to have waived in full, any claim with respect to a breach of a representation, warranty, covenant or agreement contained herein if, to Buyer’s Knowledge, such breach existed prior to the Closing Date but such Party nevertheless proceeded with the Closing;

(c) The provisions of this Article 6 shall apply in such a manner as not to give duplicative effect to any item of adjustment; and

(d) The amount of Adverse Consequences required to be paid pursuant to this Article 6 shall be reduced to the extent of any insurance proceeds directly or indirectly received by the Indemnified Party.

6.5 Notice of Asserted Liability; Opportunity to Defend.

(a) All claims for indemnification hereunder shall be asserted and handled pursuant to this Section 6.5. Any Person claiming indemnification hereunder is referred to herein as the “Indemnified Party” and any Person against whom such claims are asserted hereunder is referred to herein as the “Indemnifying Party.”

(b) If any claim is asserted against, or any Adverse Consequence is sought to be collected from, an Indemnifying Party, the Indemnified Party shall with reasonable promptness (and in any event prior to the expiration of the relevant survival period set forth in Section 6.1) provide to the Indemnifying Party a Claim Notice. The failure to notify the Indemnifying Party shall not relieve it of any liability that it may have to any Indemnified Party with respect to such claim or Adverse Consequence except to the extent the Indemnifying Party was materially prejudiced by such failure or to the extent the Claim Notice was provided after the expiration of the relevant survival period set forth in Section 6.1.

(c) The Indemnifying Party shall have 20 days from receipt of the Claim Notice (the “Notice Period”) to notify the Indemnified Party in writing (i) whether or not the Indemnifying Party disputes the liability to the Indemnified Party hereunder with respect to the claim or Adverse Consequence, (ii) in any case in which Adverse Consequences are asserted against or sought to be collected from an Indemnifying Party by an Indemnified Party, whether or not the Indemnifying Party desires at its own sole cost and expense to attempt to remedy such Adverse Consequences or (iii) in any case in which claims are asserted against or sought to be collected from an Indemnified Party by a third Person (“Third Person Claim”), whether or not the Indemnifying Party desires at its own sole cost and expense to defend the Indemnified Party against such Third Person Claim.

(d) If the Indemnifying Party notifies the Indemnified Party within the Notice Period that it desires to defend the Indemnified Party against a Third Person Claim, the Indemnifying Party shall have the right to defend all appropriate proceedings with counsel of its own choosing (but reasonably satisfactory to the Indemnified Party) and such proceedings shall be diligently prosecuted by it to settlement or a final conclusion. If the Indemnified Party desires to participate in any such defense or settlement, other than at the request of the Indemnifying Party, it may do so at its sole cost and expense. If the Indemnified Party joins in defending any such Third Person Claim, the Indemnifying Party shall have full authority to determine all action to be taken with respect thereto. If the Indemnifying Party elects not to defend the Indemnified Party against a Third Person Claim or does not provide an answer within the Notice Period, the Indemnified Party shall be entitled to assume the defense of all appropriate proceedings related thereto with counsel of its choosing. If a proceeding is asserted against both the Indemnifying Party and the Indemnified Party and there are one or more defenses available to the Indemnified Party that are not available to the Indemnifying Party or there is a conflict of interest that renders it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party, the Indemnifying Party shall be responsible for paying for separate counsel for the Indemnified Party; provided, however, that, if there is more than one Indemnified Party, the Indemnifying Party shall not be responsible for paying for more than one separate firm of attorneys (in addition to local counsel) to represent the Indemnified Parties, regardless of the number of Indemnified Parties. No compromise or settlement of any proceeding or Third Person

Claim may be effected by the Indemnifying Party without the Indemnified Party’s written consent, which consent shall not be unreasonably withheld, unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and such settlement includes the granting by each claimant or plaintiff to each Indemnified Party of an unconditional release from all liability in respect of such Third Person Claim and the related proceeding, in which case the Indemnifying Party may compromise or settle such proceeding without the Indemnified Party’s consent.

(e) If requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel, at the cost and expense (it being understood that nominal internal costs and expenses and reasonable time expenditures of internal staff shall not be charged) of the Indemnifying Party, in contesting any Third Person Claim, in making any counterclaim against the third Person asserting the Third Person Claim or in making any cross complaint against any Person.

(f) The costs and expenses of an Indemnified Party, including the fees, costs and expenses of its separate counsel, experts (including expert witnesses), consultants and any other representatives engaged by it, incurred in connection with the defense and settlement or final resolution of any Third Person Claim as to which such Indemnified Party has the right to control shall be treated as “Adverse Consequences” for all purposes hereunder.

ARTICLE 7

TAX MATTERS

7.1 Cooperation on Tax Matters.

(a) The Parties shall cooperate fully, as and to the extent reasonably requested by the other, in connection with the filing of Tax Returns and any audit, litigation or other administrative or judicial proceeding relating to liability for Taxes and shall make their employees available on a mutually convenient basis to provide additional information and explanation of any materials related to Taxes. The Parties shall (i) retain all books and records that are in its possession with respect to Tax matters pertinent to the Assets relating to any whole or partial taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Party so requests, the requested Party shall allow the requesting Party to take possession of such books and records.

(b) The Parties further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed upon the Assets (including, but not limited to, with respect to the transactions contemplated hereby).

7.2 Certain Taxes. Seller shall pay, indemnify and hold harmless the Buyer Indemnitees for any applicable transfer, recording, documentary, sales, use, stamp, registration taxes or other transaction taxes, duties or similar charges payable in connection with the transfer of Assets from Seller to Buyer contemplated hereby, whether or not such taxes are imposed upon Seller or Buyer by Law.

7.3 Audits. The Parties shall provide prompt written notice to the others of any pending or threatened Tax audit, assessment or proceeding that it becomes aware of related to the Assets for whole or partial periods for which it may be indemnified by any other party hereunder or for which any other party may be responsible. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice or other document received from any Tax authority in respect of any such matters. If an Indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it may be indemnified hereunder and such party fails to give the Indemnifying Party prompt notice of such asserted Tax liability, then (a) if the Indemnifying Party is precluded by the failure to give prompt notice from contesting the asserted Tax liability in any forum, the Indemnifying Party shall have no obligation to indemnify the Indemnified Party for any Taxes arising out of such asserted Tax liability, and (b) if the Indemnifying Party is not so precluded from contesting, but such failure to give prompt notice results in a detriment to the Indemnifying Party, then any amount which the Indemnifying Party is otherwise required to pay the Indemnified Party pursuant to this Section shall be reduced by the amount of such detriment, provided, the Indemnified Party shall nevertheless be entitled to full indemnification hereunder to the extent, and only to the extent, that such party can establish that the Indemnifying Party was not prejudiced by such failure. This Section 7.3 shall control the procedure for Tax indemnification matters to the extent it is inconsistent with any other provision of this Agreement.

7.4 Control of Proceedings. The Party responsible for the Tax under this Agreement shall control audits and disputes related to such Taxes (including action taken to pay, compromise or settle such Taxes). Reasonable out of pocket expenses with respect to such contests shall be borne by Seller, on the one hand, and Buyer, on the other hand, in proportion to their responsibility for such Taxes as set forth in this Agreement. Except as otherwise provided by this Agreement, the non-controlling Party shall be afforded a reasonable opportunity to participate in such proceedings at its own expense.

7.5 Powers of Attorney. Buyer shall provide Seller and its Affiliates with such powers of attorney or other authorizing documentation as are reasonably necessary to empower them to execute and file Tax Returns they are responsible for hereunder, file refund and equivalent claims for Taxes they are responsible for, and contest, settle, and resolve any audits and disputes that they have control over under Section 7.4 (including any refund claims which turn into audits or disputes).

7.6 Remittance of Refunds. If Buyer or any Affiliate of Buyer receives a refund of any Taxes attributable to a Pre-Closing Tax Period that Seller is responsible for hereunder, or if Seller or any Affiliate of Seller receives a refund of any Taxes attributable to a Post-Closing Tax Period that Buyer is responsible for hereunder, the Party receiving such refund shall, within 15 days after receipt of such refund, remit it (net of all out-of-pocket expenses reasonably incurred to obtain such refund) to the party who has responsibility for such Taxes hereunder. For the purpose of this Section 7.6, the term “refund” shall include a reduction in Tax and the use of an overpayment as a credit or other tax offset, and receipt of a refund shall occur upon the filing of a return or an adjustment thereto using such reduction, overpayment or offset or upon the receipt of cash.

7.7 Allocation of Purchase Price. Prior to Closing, the Parties shall use commercially reasonable efforts to agree upon the allocation of the Purchase Price among the Assets for all purposes (including Tax and financial accounting purposes). The Parties and their applicable respective Affiliates will file all Tax Returns (including amended Tax Returns and claims for refund) and information reports in a manner consistent with such agreed upon allocation (including Internal Revenue Service Form 8594).

7.8 Closing Tax Certificate. At the Closing, Seller shall deliver to Buyer a certificate signed under penalties of perjury (i) stating that it is not a foreign corporation, foreign partnership, foreign trust or foreign estate, (ii) providing its U.S. Employer Identification Number and (iii) providing its address, all pursuant to Section 1445 of the Code.

7.9 Property Taxes. All property Taxes relating to the Assets which are due and payable on or prior to the Closing Date shall be paid by Seller; any such property Taxes which are due and payable after the Closing Date shall be paid by Buyer. In the case of property Taxes that are payable with respect to a taxable period that begins before the Closing Date and ends after the Closing Date, the portion of any such property Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be deemed to be the amount of such property Taxes for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the total number of days in the taxable period. The portion of any such property Tax that is allocable to the portion of the taxable period beginning the day following the Closing Date shall be deemed to be the amount of such property Tax not allocated to the portion of the taxable period ending on the Closing Date. With respect to such property Taxes paid by Seller, Buyer shall reimburse Seller within thirty (30) days of notice thereof for the portion of such property Taxes paid that is allocable to the portion of the taxable period which begins the first day following the Closing Date. With respect to such property Taxes paid by Buyer, Seller shall reimburse Buyer within thirty (30) days of notice thereof for the portion of such property Taxes paid that is allocable to the portion of the taxable period ending on the Closing Date. Any Tax Returns that must be filed in connection with property Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable local Law for filing such Tax Returns, and such party shall provide such Tax Returns to the other party for its review and approval at least ten (10) days prior to the due date for such Tax Returns.

ARTICLE 8

MISCELLANEOUS

8.1 Insurance. Buyer acknowledges and agrees that, following the Closing, the Insurance Policies of Seller and its Affiliates may be terminated or modified to exclude coverage of all or any portion of the Assets by Seller or its Affiliates and, as a result, Buyer acknowledges that the Assets will not be insured by Seller. Notwithstanding this Section 8.1, if any claims are made or losses occur prior to the Closing Date that relate to the Assets and such claims, or the claims associated with such losses, properly may be made against the policies retained by Seller or its Affiliates pursuant to Section 8.1 or under policies otherwise retained by Seller or its Affiliates after the Closing, then, subject to any limitations under the Insurance Policies (including time restrictions on “claims made” policies), Seller shall use its reasonable commercial efforts so that Buyer can file, notice, and otherwise continue to pursue these claims pursuant to the terms of such policies.

8.2 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided that a Party may make any public disclosure it believes in good faith is required by applicable Law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will advise the other Parties before making the disclosure).

8.3 No Third Party Beneficiaries. Except as otherwise specifically provided in this Agreement, and except with respect to Reserves’ right to be substituted as the Buyer to purchase the Assets pursuant to the terms of Section 2.5 hereof, nothing in this Agreement shall confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

8.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Parties; provided, however, that Buyer may assign this Agreement and any of its rights, interests and obligations hereunder to Affiliates without the approval of any other Party. The restriction on assignment shall not operate as a limitation on Reserves’ right to be substituted as the buyer under this Agreement as provided in Section 2.5 hereof.

8.5 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but which together will constitute one and the same instrument.

8.6 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given one business day after it is sent by overnight expedited courier or two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to Buyer or Reserves:	With a copy not constituting notice to:

3801 PGA Boulevard, Suite 903 Palm Beach Gardens, Florida 33410 Telephone: (561) 626-4999 Facsimile: (561) 626-4938 Attention: President and COO	Bailey & Glasser, LLP 209 Capitol Street Charleston, West Virginia 25301 Attn: Brian Glasser Tel: (304) 345-6555 Fax: (304) 342-1110

If to Seller:	With a copy not constituting notice to:

American Energy Corporation Attn: Robert D. Moore 46226 National Road St. Clairsville, Ohio 43950	Murray Energy Corporation General Counsel 46226 National Road St. Clairsville, Ohio 43950

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the addresses set forth above using any other means (including personal delivery, expedited overnight courier, messenger service, telecopy, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Ohio.

8.8 Consent to Jurisdiction and Service of Process; Appointment of Agent for Service of Process. EACH PARTY TO THIS AGREEMENT HEREBY CONSENTS TO THE JURISDICTION OF THE COURTS OF THE STATE OF OHIO IN COLUMBIS AND THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF OHIO, AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR ANY BUSINESS OR OTHER DISPUTES BETWEEN THE PARTIES (WHETHER SUCH ACTIONS OR PROCEEDINGS ARE BASED IN STATUTE, TORT, CONTRACT OR OTHERWISE), SHALL BE LITIGATED IN SUCH COURTS. EACH PARTY (A) CONSENTS TO SUBMIT ITSELF TO THE PERSONAL JURISDICTION OF SUCH COURTS FOR SUCH ACTIONS OR PROCEEDINGS, (B) AGREES THAT IT WILL NOT ATTEMPT TO DENY OR DEFEAT SUCH PERSONAL JURISDICTION BY MOTION OR OTHER REQUEST FOR LEAVE FROM ANY SUCH COURT, AND (C) AGREES THAT IT WILL NOT BRING ANY SUCH ACTION OR PROCEEDING IN ANY COURT OTHER THAN SUCH COURTS. EACH PARTY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE AND IRREVOCABLE JURISDICTION AND VENUE OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY NON-APPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH SUCH ACTIONS OR PROCEEDINGS AND AGREES THAT ANY SUCH JUDGMENT MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. A COPY OF ANY SERVICE OF PROCESS SERVED UPON THE PARTIES SHALL BE MAILED BY REGISTERED MAIL TO THE RESPECTIVE PARTY EXCEPT THAT, UNLESS OTHERWISE PROVIDED BY APPLICABLE LAW, ANY FAILURE TO MAIL SUCH COPY SHALL NOT AFFECT THE VALIDITY OF SERVICE OF PROCESS. IF ANY AGENT

APPOINTED BY A PARTY REFUSES TO ACCEPT SERVICE, EACH PARTY AGREES THAT SERVICE UPON THE APPROPRIATE PARTY BY REGISTERED MAIL, RETURN RECEIPT REQUESTED, SHALL CONSTITUTE SUFFICIENT SERVICE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF A PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

8.9 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS. EACH PARTY WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

8.10 Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter of this Agreement. Neither this Agreement nor any amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties.

8.11 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

8.12 Transaction Expenses. Except as otherwise set forth in this Agreement, each Party will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the other Transaction Documents and the transactions contemplated hereby or thereby.

8.13 Waiver. No waiver by any Party of any default by any other Party in the performance of any provision, condition or requirement herein shall be deemed to be a waiver of, or in any manner release any other Party from, performance of any other provision, condition or requirement herein, nor shall such waiver be deemed to be a waiver of, or in any manner a release of, any other Party from future performance of the same provision, condition or requirement. Any delay or omission of any Party to exercise any right hereunder shall not impair the exercise of any such right, or any like right, accruing to it thereafter. The failure of any Party to perform its obligations hereunder shall not release any other Party from the performance of such obligations.

8.14 Drafting. The Parties have participated jointly in the negotiation and drafting of this Agreement and the other Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and the other Transaction Documents shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement or the other Transaction Documents.

8.15 Incorporation of Recitals, Exhibits and Schedules. The Recitals, Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:

AMERICAN CENTURY TRANSPORT LLC, a Delaware limited liability company

By:	/s/ Michael J. Beyer
Name:	Michael J. Beyer
Title:	Authorized Person

SELLER:

AMERICAN ENERGY CORPORATION, an Ohio corporation

By:	/s/ Michael O. McKown
Name:	Michael O. McKown
Title:	Secretary